WHEELER REAL ESTATE INVESTMENT TRUST, INC.

2529 Virginia Beach Blvd.

Virginia Beach, Virginia 23452

(757) 627-9088

November 18, 2022

Via EDGAR

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Perry Hindin
Office of Mergers and Acquisitions

Re:	Request for Acceleration of Effectiveness of Wheeler Real Estate Investment Trust, Inc.’s Registration Statement on Form S-4 (File No. 333-268080) initially filed on November 1, 2022, as amended by Amendment No. 1 thereto filed on November 18, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Wheeler Real Estate Investment Trust, Inc. hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-268080) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on November 21, 2022 at 9:00 a.m., Eastern time, or as soon thereafter as practicable.

Please call Daniel P. Raglan of Cadwalader, Wickersham & Taft LLP at (212) 504-6790 if you have any questions regarding this request, and please notify him when this request for acceleration has been granted.

[Signature on following page]

Very truly yours,

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Crystal Plum
Crystal Plum
Chief Financial Officer

cc:	Daniel P. Raglan, Cadwalader, Wickersham & Taft LLP